KIRKLAND LAKE GOLD REPURCHASES 10.1 MILLION COMMON SHARES, DOUBLES QUARTERLY DIVIDEND

Toronto, Ontario - March 18, 2020, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today reported on progress with share repurchases through the Company’s normal course issuer bid (“NCIB”) and declared the quarterly dividend for the first quarter of 2020.

Share Repurchase Plan

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10.1 million common shares repurchased: A total of 10.1 million common shares have been repurchased through the Company’s current NCIB program. The repurchases have been made through the recently announced automatic purchase program (“ASPP”) and through discretionary purchases directed by the Company under the NCIB. Based on progress to date, the Company’s is well positioned to achieve its goal of repurchasing 20 million common shares over a 12 to 24- month period. A total of approximately $350 million (C$470 million) has been used to repurchase the 10.1 million shares.

Quarterly Dividend

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Dividend doubled to US$0.125 per share: A quarterly dividend payment of US$0.125 per common share will be paid on April 13, 2020 to shareholders of record as of the close of business on March 31, 2020. The dividend represents a 100% increase from the previous quarterly dividend of US$0.06 per share, which was paid on January 13, 2020 to shareholders of record on December 31, 2019. The payment represents the 12th quarterly dividend payment made to shareholders following the Company’s adoption of a dividend policy in March 2017. The Company’s quarterly dividend qualifies as an “eligible dividend” for Canadian income tax purposes. For Canadian shareholders the US dollar dividend payment will be converted to Canadian dollars using the spot price exchange rate on April 10, 2020, the date prior to the payment date.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We are very committed to using our substantial financial strength to return capital to shareholders through share repurchases and dividend payments. Although it is a difficult market environment based on current global concerns, we have maintained, and in fact increased, our focus on repurchasing shares through the ASPP and NCIB. When you consider our high-quality assets and industry-leading operating and financial performance, as well as the outlook for a very strong 2020, our current share price represents an excellent buying opportunity. Looking at our dividend, we have now increased the quarterly dividend six times since it was introduced in 2017. Our decision to double the dividend at this time reflects both the strength of our balance sheet and the ability of our three cornerstone assets, Fosterville, Macassa and Detour Lake, to generate significant amounts of free cash flow, particularly in the current strong gold price environment. We will continue our efforts to return capital to shareholders at the same time that we invest aggressively in the substantial growth potential and exploration upside at all three of our cornerstone assets.”

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019, with target production for 2020 of 1,470,000 - 1,540,000 ounces. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and, in this press release, include information regarding the proposed timing associated with future share purchases made under the NCIB as well as planned dividend payments and the management of the Company’s dividend policy. The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Canadian and Australian operations; the potential anticipated annual increase in production; future exploration activities; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2018 and the annual consolidated financial statements and related MD&A for the period ended December 31, 2019, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com